J. STEPHEN MILLS Attorney at law

PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

May 30, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Universal Systems, Inc.

Registration Statement on Form 1-A

File No. 024-11969

Dear Sir or Madam:

Please accept this letter as the formal request by Universal Systems, Inc. to qualify the Registration Statement on Form 1-A filed August 18,2022 and amended on September 12, 2022, November 30, 2022, January 30, 2023, February 23, 2023, March 13, 2023, and March 28, 2023. This offering was approved as effective or cleared for sale by the Colorado Department of Regulatory Agency on May 18, 2023. As such, we are requesting that the Securities and Exchange Commission qualify this offering effective 12:00 noon on June 1, 2023 or as soon thereafter as practicable. Please contact me if you have any questions.

Sincerely,

Stephen Mills, Esq.